NEWS RELEASE

Augusta Announces 2012 Feasibility Study Update Results

Denver, CO, July 24, 2012 – Augusta Resource Corporation (TSX/NYSE MKT: AZC) (“Augusta” or “the Company”) announces an updated mineral reserve estimate and results from its National Instrument (“NI”) 43-101 compliant Feasibility Study update for its Rosemont Copper project (“Rosemont”) located near Tucson, Arizona. All amounts in United States Dollars and all tons are in short tons.

Financial Summary
The Feasibility Study update includes financial analysis on three scenarios with varying metal prices: 1) 60/40 pricing reflecting a weighted average of 60% on three-year historical prices and 40% on two-year forward market prices; 2) three-year historical pricing; and, 3) long term metal prices reflecting a long term copper price of $2.50/lb. A comparison of project economics based on these three scenarios is provided below.

	60/40 Pricing(1)	Historical 3 Year Average(2)	Long Term Pricing (3)
After-tax NPV (0%)	$7.26B	$7.50B	$4.55B
After-tax NPV (5%)	$3.65B	$3.78B	$2.26B
After-tax NPV (8%)	$2.51B	$2.60B	$1.53B
After-tax IRR	38%	39%	31%
Payback	2.3 years	2.2 years	2.4 years

Note:	All scenarios include silver and gold pricing from the Silver Wheaton Agreement, which are $3.90/oz silver and $450/oz gold
1.	Assumes a copper price of $3.50/lb and molybdenum price of $14.19/lb throughout the mine life; pricing is as of June 30, 2012.
2.	Assumes a copper price of $3.56/lb and molybdenum price of $15.06/lb throughout the mine life; pricing is as of June 30, 2012.
3.

Assumes a copper price of $3.50/lb in year one, $3.25/lb in year two, $3.00/lb in year three, $2.75/lb in year four, and $2.50/lb in year five and thereafter, and, a molybdenum price of $15.00/lb throughout the mine life.

“We are pleased to be able to deliver this updated mine plan conforming to the Preferred Alternative as identified by federal agencies during the NEPA public review process,” said Gil Clausen, Augusta’s President and CEO. “Updating Rosemont’s mine plan and economics is one of the last steps required for finalizing project financing, which we expect to complete by the end of this year.”

“This Feasibility Study update represents a detailed estimate of capital and operating costs that form the basis for construction, which we will begin with the receipt of our final agency approvals and permits.” Mr. Clausen added.

Suite 400 - 837 West Hastings Street	4500 Cherry Creek South Drive – Suite 1040
Vancouver, BC, Canada V6C 3N6	Denver, CO USA 80246
Telephone: 604 687 1717 Facsimile: 604 687 1715	Telephone: 303 300 0134 Facsimile: 303 300 0135

E-mail: info@augustaresource.com	E-mail: info@rosemontcopper.com

Regulatory Approvals and Mitigation Requirements
In the Rosemont draft Environmental Impact Statement (“EIS”) released in October 2011, the U.S. Forest Service (“USFS”) identified the Barrel Alternative as the Agency Preferred Alternative, which is a different alternative than the original plan submitted by the Company. Augusta has optimized mine planning for the Agency Preferred Alternative within the impact footprint developed during the USFS National Environmental Protection Act (“NEPA”) process. These plan changes respond to public and agency comments and include incorporating the latest agency requirements for impact avoidance, pollution control, habitat mitigation, resource conservation, and public safety.

These regulatory-driven changes, along with the 2012 mineral resource and updated metallurgical testwork, led to plan optimizations presented in this Feasibility Study update. The operating plan conforms to the Agency Preferred Alternative and to conditions for approval that are anticipated to be finalized in the final EIS and Record of Decision by the end of 2012.

Mining and Processing
The Rosemont deposit is a large tonnage, skarn-hosted, porphyry-intruded, copper-molybdenum deposit located in close proximity to the surface and is amenable to open pit mining methods. The proposed pit operations will be conducted from 50-foot-high benches using large-scale equipment, including: 12.25 -inch-diameter rotary blasthole drills, 65-cu-yd electric mining shovels, 36-cu-yd front-end loaders, 35 cyd hydraulic excavators, 260 ton off-highway haul trucks, 580- to 850-hp crawler dozers, 500-hp rubber-tired dozers, 297 hp motor graders and 30,000-gallon off-highway water trucks.

Preproduction, mining and construction is estimated to be 22 months followed by 21 years of mining production. Sulfide ore feed to the concentrator plant starts at 27 million tons per year ramping up to 33 million tons per year with an average stripping ratio of 1.9 tons of waste to ore moved.

The sulfide ore is to be processed by crushing, grinding and flotation to produce a copper concentrate and a molybdenum concentrate. Rosemont concentrator throughput for the first four years of production will average 75,000 tons per day (tpd) ramping up to 90,000 tpd for the second half of the mine life. Process equipment will be added and optimized within the concentrator in order to sustain annual average copper production for the life of mine (“LOM”) of approximately 243 million pounds per year. Average annual production for the first three years is estimated at 255 million pounds of copper.

This Feasibility Study update eliminates the heap leaching of oxide minerals and associated plant facilities, such as the SX/EW plant, that were contained in earlier feasibility studies. As a result of the technical challenges associated with stacking plans for the heap leach in the Barrel Alternative, and assuming a long term copper price of $2.50/lb, copper cathode production was eliminated from the Barrel Alternative plan analyzed in this update. Although the oxide minerals contained in the mineral resource estimate are potentially economic, it has been removed from mineral reserves and is included in waste in this update. If the oxide minerals are excluded from waste, the waste to ore ratio would be 1.7:1.

As a result of additional metallurgical testwork and further optimizations, the Company has improved LOM copper recoveries from 83% to 87%. LOM molybdenum and silver recoveries remain comparable at 58% and 76%, respectively.

Suite 400 - 837 West Hastings Street	4500 Cherry Creek South Drive – Suite 1040
Vancouver, BC, Canada V6C 3N6	Denver, CO USA 80246
Telephone: 604 687 1717 Facsimile: 604 687 1715	Telephone: 303 300 0134 Facsimile: 303 300 0135

E-mail: info@augustaresource.com	E-mail: info@rosemontcopper.com

Production and processing metrics from the Feasibility Study update are summarized below.

Production and Processing Metrics
First 3 Years Average Annual Copper Production (lbs)	255M
First 3 Years Average Annual Molybdenum Production (lbs)	6.9M
First 3 Years Average Annual Silver Production (oz)	2.8M
LOM Average Annual Copper Production (lbs)	243M
LOM Average Annual Molybdenum Production (lbs)	5.4M
LOM Average Annual Silver Production (oz)	2.9M
LOM Average Copper Grade (%)	0.44%
LOM Average Molybdenum Grade (%)	0.015%
LOM Average Silver Grade (oz per ton)	0.12 opt
Waste to Ore Ratio*	1.9:1
LOM Average Copper Recoveries	87%
LOM Average Molybdenum Recoveries	58%
LOM Average Silver Recoveries	76%

* Waste includes oxide material

Capital Costs
The total initial capital cost for construction, commissioning and mine pre-development is estimated at $1.226 billion and includes additional tailings filtration capacity and a redundant tailings stacking system. Capitalized mine pre-development expense is estimated at $116 million. The total capital cost represents an overall increase of 32% from the cost estimate in the 2009 Feasibility Study, reflecting additional equipment and escalation in costs of equipment, materials and labor.

Augusta has already spent approximately $90 million on purchases of long lead equipment and $23 million on EPCM costs, for a total of $113 million, which is included in the capital cost estimate.

Capital Expenditures (CAPEX) Breakdown ($M)*
General Site / Ancillary Facilities	$60
Mine	$252
Sulfide Plant / Tailings	$471
Power / Water Supply	$122
EPCM, Commissioning, Spare Parts	$104
Owner’s Costs	$163
Contingency	$51
Spent Costs (Long-Lead Equipment and EPCM)	($113)
Total Construction & Commissioning CAPEX	$1,110
Mine Pre-development CAPEX	$116
Total CAPEX	$1,226

Sustaining capital for the life of mine is estimated at $276 million, which includes equipment replacement and process optimization.

Suite 400 - 837 West Hastings Street	4500 Cherry Creek South Drive – Suite 1040
Vancouver, BC, Canada V6C 3N6	Denver, CO USA 80246
Telephone: 604 687 1717 Facsimile: 604 687 1715	Telephone: 303 300 0134 Facsimile: 303 300 0135

E-mail: info@augustaresource.com	E-mail: info@rosemontcopper.com

Operating Costs
Average cash costs, net of by-product credits, using the 60/40 pricing scenario, for the first three years of production are estimated at $0.87 per pound of copper and $1.02 per pound of copper for the life of mine. In the Long Term Pricing Scenario, cash costs are reduced to $0.85/lb for the first three years and $0.99/lb for the life of mine.

Total cash operating costs are estimated at $10.66 per ton, which includes mining, processing, general and administration (G&A), treatment and refining (TC/RC’s), transportation and regulatory costs. The reclamation will be largely concurrent and is included in the mining operating costs. An operating cost general breakdown is provided in the table below.

Cash operating cost ($ per ton of ore)
Mining	$3.37/ton
Processing	$4.27/ton
G&A	$0.42/ton
TC/RC and Transportation	$2.60/ton
Total cash operating cost	$10.66/ton

Financial Sensitivity Analysis
Sensitivity analysis was completed on additional key assumptions such as operating and capital costs and total production under the 60/40 Pricing Scenario. This analysis is summarized below.

	After-tax NPV (0%)	After-tax NPV (5%)	After-tax NPV (8%)	After-tax IRR
60/40 Pricing Scenario	$7.26B	$3.65B	$2.51B	37.9%
Initial CAPEX (+10%)	$7.18B	$3.57B	$2.43B	34.1%
Initial CAPEX (-10%)	$7.33B	$3.72B	$2.59B	42.8%
OPEX (+10%)	$6.95B	$3.47B	$2.38B	36.6%
OPEX (-10%)	$7.56B	$3.81B	$2.63B	39.1%
Metal Production (+10%)	$8.35B	$4.24B	$2.94B	42.0%
Metal Production (-10%)	$6.16B	$3.05B	$2.07B	33.5%

Mineral Reserve and Mineral Resource
Rosemont’s proven and probable mineral reserves increased by 22%, or 121 million tons, to 667 million tons, when compared to the previous 2008 mineral reserve. The average grades are 0.44% copper and 0.015% molybdenum for a total of 5.9 billion lbs of copper and 194 million lbs of molybdenum. This mineral reserve is effective July 24, 2012 and is included within the measured and indicated mineral resource announced on July 17, 2012.

A summary of the mineral reserve and mineral resource estimate is provided below.

Rosemont Proven and Probable Mineral Reserve Sulfides ≥ 4.90 $/ton NSR cutoff
	Tons	NSR	Copper	Molybdenum	Silver
	(Ms)	$/ton	(%)	(%)	(opt)
Proven Mineral Reserves	308.1	20.29	0.46	0.015	0.12
Probable Mineral Reserves	359.1	18.67	0.42	0.014	0.12
TOTAL Proven and Probable	667.2	19.42	0.44	0.015	0.12
  The mineral reserve excludes potentially economic oxide material, therefore waste includes potentially economic material.
  Net Smelter Return (NSR) values are based on metal prices of $2.50/lb Cu, $15.00/lb Mo, and $20/oz Ag.

Suite 400 - 837 West Hastings Street	4500 Cherry Creek South Drive – Suite 1040
Vancouver, BC, Canada V6C 3N6	Denver, CO USA 80246
Telephone: 604 687 1717 Facsimile: 604 687 1715	Telephone: 303 300 0134 Facsimile: 303 300 0135

E-mail: info@augustaresource.com	E-mail: info@rosemontcopper.com

  The mineral reserve has been confined by a pit shell based on $1.88 per pound copper.
  Copper equivalency for copper is based on $2.50/lb Cu and 86% recovery for sulfide, 40% recovery for mixed sulfide.
  Copper equivalency for molybdenum is based on $15.00/lb Mo and 63% recovery for sulfide, 30% recovery for mixed sulfide.
  Copper equivalency for silver is based on $20/oz Ag and 80% recovery for sulfide, 38% recovery for mixed sulfide.
	Rosemont Measured and Indicated Mineral Resources (inclusive of mineral reserves)
	Sulfide Mineral Resources (includes mixed sulfide)					Oxide Mineral Resources
	Tons (M)	Copper Equiv (%)	Copper (%)	Molybdenum (%)	Silver (opt)	Tons (M)	Copper (%)
Measured Mineral Resource	347.7	0.56	0.45	0.015	0.12	30.3	0.17
Indicated Mineral Resource	571.6	0.48	0.38	0.014	0.10	33.1	0.16
TOTAL Measured & Indicated	919.3	0.51	0.41	0.014	0.11	63.4	0.17

	Inferred Mineral Resources
	Sulfide Mineral Resources (includes mixed sulfide)					Oxide Mineral Resources
	Tons (M)	Copper Equiv (%)	Copper (%)	Molybdenum (%)	Silver (opt)	Tons (M)	Copper (%)
TOTAL Inferred	138.6	0.49	0.40	0.012	0.10	1.1	0.15
  The mineral resource has been confined to a pit shell based on $3.50 per pound copper.
  Cutoff grades are 0.15% CuEq for sulfide, 0.30% CuEq for mixed sulfide, and 0.10% Cu for oxide.
  Copper equivalency for copper is based on $2.50/lb Cu and 86% recovery for sulfide, 40% recovery for mixed sulfide.
  Copper equivalency for molybdenum is based on $15.00/lb Mo and 63% recovery for sulfide, 30% recovery for mixed sulfide.
  Copper equivalency for silver is based on $20/oz Ag and 80% recovery for sulfide, 38% recovery for mixed sulfide.

The mineral reserve and mineral resource estimate includes drill and assay information up to March 2012. A total of 266 drill holes, representing 342,700 feet of drilling, were used to update the geologic block model. This included 12 recent holes drilled for infill and metallurgical purposes, as well as further sampling of five older holes. The mineral reserve took advantage of geotechnical optimizations of the northeast pit wall due to recent drill holes encountering more competent rock than was previously identified.

Conference Call
Augusta will host an investor conference call with members of management to discuss the results of Rosemont’s Feasibility Study update today at 9 a.m. E.T. Dial information is as follows:

North American Toll Free: (888) 231-8191 International: (647) 427-7450

A presentation slide show will accompany the call. The slides as well as a live webcast will be available on the Company’s website at www.augustaresource.com.

An audio replay and archived webcast will be available for one week following the conference call. Replay information is as follows:

North American Toll Free: 1-855-859-2056
International: 416-849-0833

Participant Code: 11384797

Technical Report
The complete Feasibility Study update National Instrument (“NI”) 43-101 Technical Report will be filed on SEDAR at www.sedar.com within 45 days and will also be available on the Company’s website at www.augustaresource.com.

Suite 400 - 837 West Hastings Street	4500 Cherry Creek South Drive – Suite 1040
Vancouver, BC, Canada V6C 3N6	Denver, CO USA 80246
Telephone: 604 687 1717 Facsimile: 604 687 1715	Telephone: 303 300 0134 Facsimile: 303 300 0135

E-mail: info@augustaresource.com	E-mail: info@rosemontcopper.com

Qualified Persons
The Feasibility Study update was prepared by an integrated engineering team led by M3 Engineering & Technology Corporation (M3) of Tucson, Arizona as the primary author of the Technical Report. The Feasibility Study update was conducted under the overall review of Conrad Huss, P.E. Ph.D., of M3, and serves as Principal Author of the Technical Report. Dr. Huss has reviewed and approved the information in relation to the updated feasibility study results in this news release and verified the respective data. Dr. Huss is an independent Qualified Person under the standards set forth under NI 43-101 and is M3’s Chairman of the Board. He has over 40 years of experience in engineering, operations, and construction.

Augusta contracted Moose Mountain Technical Services of British Columbia, Canada to estimate Rosemont’s updated mineral reserve. The mineral reserve update was performed under the direction of Mr. Robert Fong, P.Eng. Mr. Fong has reviewed and approved the mineral reserve data included in this press release and verified the respective data. He is a registered professional engineer with the province of Alberta and is an Independent Qualified Person under the standards set forth by Canadian National Instrument 43-101.

About M3 Engineering & Technology Corporation
M3 Engineering & Technology Corporation (M3) provides professional EPCM services to the hard rock mining and cement industries. M3 is currently managing over $2.5 billion in EPCM projects in North and South America, with the largest current project at over $1.5 billion. Past projects include Goldcorp’s Minera Penasquito poly-metallic mine in Zacatecas, Mexico with a capital cost in excess of $1 billion in addition to Penoles Madero, Newmont’s La Herradura, Frontera Copper’s Piedras Verdes, Pan American Silver’s Alamo Dorado, Alamos Gold’s Mulatos, and Mitsubishi’s Cement Long Beach Loadout. Historically M3 has provided design for over 9,000 projects and is now recognized as an industry leader in Feasibility Studies and associated NI 43-101’s.

ABOUT AUGUSTA
Augusta is a base metals company focused on advancing the Rosemont Copper deposit near Tucson, Arizona. Rosemont hosts a large copper/molybdenum reserve that would account for about 10% of US copper output once in production (for details refer to www.augustaresource.com). The exceptional experience and strength of Augusta’s management team, combined with the developed infrastructure and robust economics of the Rosemont project, propels Augusta to becoming a solid mid-tier copper producer. The Company trades on the Toronto Stock Exchange and the NYSE MKT under the symbol AZC.

Contact Information
Augusta Resource Corporation
Letitia Cornacchia, Vice President,
Investor Relations and Corporate Communications
Tel: (416) 860 6310
Email: lcornacchia@augustaresource.com

CAUTIONARY STATEMENTS REGARDING FORWARD LOOKING INFORMATION
Certain of the statements made and information contained herein may contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws. Such forward-looking statements and forward-looking information include, but are not limited to statements concerning: expectations surrounding future project financings or refinancing; the Company’s plans at the Rosemont Project including timing for final permits and construction; estimated production; and capital and operating and cash flow estimates. Forward-looking statements or information include statements regarding the expectations and beliefs of management. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Suite 400 - 837 West Hastings Street	4500 Cherry Creek South Drive – Suite 1040
Vancouver, BC, Canada V6C 3N6	Denver, CO USA 80246
Telephone: 604 687 1717 Facsimile: 604 687 1715	Telephone: 303 300 0134 Facsimile: 303 300 0135

E-mail: info@augustaresource.com	E-mail: info@rosemontcopper.com

Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to: history of losses; requirements for additional capital; dilution; loss of its material properties; interest rates increase; global economy; no history of production; speculative nature of exploration activities; periodic interruptions to exploration, development and mining activities; environmental hazards and liability; industrial accidents; failure of processing and mining equipment; labour disputes; supply problems; commodity price fluctuations; uncertainty of production and cost estimates; the interpretation of drill results and the estimation of mineral resources and reserves; legal and regulatory proceedings and community actions; title matters; regulatory restrictions; permitting and licensing; volatility of the market price of Common Shares; insurance; competition; hedging activities; currency fluctuations; loss of key employees; as well as those factors discussed in the section entitled “Risk Factors” in the Company’s Annual Information Form dated March 19, 2012. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. The Company disclaims any intent or obligation to update forward-looking statements or information except as required by law, and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States.

About Mineral Reserves and Mineral Resources
This press release uses the terms indicated and inferred resources as a relative measure of the level of confidence in the resource estimate. Readers are cautioned that: (a) mineral resources are not economic mineral reserves; (b) the economic viability of resources that are not mineral reserves has not been demonstrated; and (c) it should not be assumed that further work on the stated resources will lead to mineral reserves that can be mined economically. In addition, inferred resources are considered too geologically speculative to have any economic considerations applied to them. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies or economic studies except for certain preliminary economic assessments. Readers should also refer to the Company’s Annual Information Form dated March 19, 2012 and other continuous disclosure documents available at www.sedar.com, which is subject to the qualifications and notes set forth therein.

Suite 400 - 837 West Hastings Street	4500 Cherry Creek South Drive – Suite 1040
Vancouver, BC, Canada V6C 3N6	Denver, CO USA 80246
Telephone: 604 687 1717 Facsimile: 604 687 1715	Telephone: 303 300 0134 Facsimile: 303 300 0135

E-mail: info@augustaresource.com	E-mail: info@rosemontcopper.com